UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.  4)*

PRESTIGE BRANDS HLDGS
-----------------------------------------
(Name of Issuer)

COMMON
-----------------------------------------
(Title of Class of Securities)
74112D101
----------------
(CUSIP Number)

-----------------------------------------
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  Rule 13d-1(b)
  Rule 13d-1(c)
  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
SEC 1745 (8-07)

CUSIP No.   74112D101                 13G                   Page 2 of.5 Pages

1.  Names of Reporting Persons.

FIRST MANHATTAN CO.

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [     ]
(b) [ X ]

3. SEC Use Only


4.  Citizenship or Place of Organization                             NEW YORK


5.  Sole Voting Power                                                  904,650


6.  Shared Voting Power                                              2,163,554


7.  Sole Dispositive Power                                             904,650


8.  Shared Dispositive Power                                         2,332,054


9.  Aggregate Amount Beneficially Owned by Each Reporting Person     3,236,704


10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)    [  ]

11.  Percent of Class Represented by Amount in Row (9)                   6.40%

12.  Type of Reporting Person (See Instructions)                    BD, IA, PN

CUSIP No. 74112D101                    13G                Page  3 of  5  Pages

Item 1(a).  Name of Issuer:

PRESTIGE BRANDS HLDGS

Item 1(b).  Address of Issuer's Principal Executive Offices:

90 NORTH BROADWAY
IRVINGTON, NY   10533

Item 2(a).  Name of Person Filing:

FIRST MANHATTAN CO.

Item 2(b).  Address of Principal Business Office, or if None, Residence:

437 MADISON AVENUE
NEW YORK, NY   10022

Item 2(c).  Citizenship                                                U.S.A.

Item 2(d).  Title of Class of Securities                               COMMON

Item 2(e).  CUSIP Number:                                            74112D101

Item 3.  If this statement is filed pursuant to   240.13d-1(b) or 240.13d-2(b)
or (c), check whether the person  filing is a:

(a)  [_]  Broker or dealer registered under  15 of the Act (15 U.S.C. 78o).
(b)  [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)  [_]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
78c).
(d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15U.S.C 80a-8).
(e0   [X]  An investment adviser in accordance with  240.13d-1(b)(1)(ii)(E);
 (f) [_] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
 (g) [_] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
 (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act
     (12  .S.C1813);
(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
 (j)  [_]  Group, in accordance with  240.13d-1(b)(1)(ii)(J).

CUSIP No. 74112D101            13G                     Page  4 of  5  Pages

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

 (a)  Amount beneficially owned                                       3,236,704

 (b)  Percent of class:                                                   6.40%

 (c)  Number of shares as to which such person has:

       (i)    Sole power to vote or to direct the vote                  904,650

       (ii)   Shared power to vote or to direct the vote              2,163,554

       (iii)  Sole power to dispose or to direct the disposition of     904,650

       (iv)  Shared power to dispose or to direct the disposition of  2,332,054


Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities check the following:     [  ].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

NOT APPLICABLE

Item 8.  Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.  Notice of Dissolution of Group.

CUSIP No. 74112D101                 13G                 Page  5 of  5 Pages


Item 10.  Certifications.
-------------------------
  (a) The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

*(b) The following certification shall be included if the statement is filed pursuant to 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February  13,  2012
-------------------
(Date)

s/s/  Neal  K.  Stearns
-----------------------
(Signature)

Neal  K.  Stearns
Senior  Managing  Director
--------------------------
(Name/Title)

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.
Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).